SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐       No ☒

On September 1, 2020, the Board of Directors (the “Board”) of InMode Ltd. (the “Company”) authorized the repurchase of the Company’s outstanding ordinary shares, par value NIS 0.01 per ordinary share (“Ordinary Shares”), in accordance with the terms of Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended, or pursuant to an accelerated share repurchase program. The Company’s Chief Executive Officer and Chief Financial Officer were authorized by the Board to cause the Company to repurchase, from time to time, on the open market or otherwise, Ordinary Shares in quantities, at such prices, in such manner and on such terms and conditions as determined to be in the best interests of the Company; provided; however, that the Ordinary Shares repurchased shall not exceed an aggregate volume of one million (the “Repurchase Plan”). The Board also authorized the engagement of one or more financial institutions as repurchase agents to implement the Repurchase Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By:/s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer and Chairman of The Board of Directors

Dated September 2, 2020